Mail Stop 4561

February 25, 2009

Via U.S. Mail and Fax (703) 258-8585
Mr. Roger F. Millay
Chief Financial Officer
Watson Wyatt Worldwide, Inc.
901 N. Glebe Rd.
Arlington, VA 22203

RE: **Watson Wyatt Worldwide, Inc.**
        Form 10-K for the year ended June 30, 2008; Filed August 15, 2008
        Schedule 14A; Filed October 14, 2008
        File No. 1-16159

Dear Mr. Millay:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 48

1.   Please revise your disclosure in Management's Report on Internal Control over Financial Reporting to indicate the significance of both Heissmann and Marcu to your consolidated financial statements. For guidance refer to Question 3 of Management's Report on

Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic
Reports Frequently Asked Questions (revised October 6, 2004) at
http://www.sec.gov/info/accountants/controlfaq1004.htm.

Report of Independent Registered Public Accounting Firm, page 49

2.   We note that in their report, your auditors did not make reference to the consolidated
        entities excluded from management's assessment of internal control over financial
        reporting. Please tell us whether the auditor's assessment of internal control over
        financial reporting included a scope exception for these two entities, and if so, please
        amend your filing to include a Report of Independent Registered Public Accounting Firm
        that complies with paragraph B16 of AS 5.

Exhibits 31.1 and 31.2

3.   We note that your certifications include the title of the certifying individual in the "I,
        [identify the certifying individual], certify that" line. Considering that the certifications
        must be signed in a personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in future
        filings to exclude the title of the certifying individual from the opening sentence.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 18

4.   We note your disclosure in footnote (f) to the table on page 18 of your proxy statement
        that the shares held by Ringley House LLP are not included in the table even though
        Messrs. Ramamurthy, Dow and Brook are voting members of the entity. It is unclear
        why you have not included these shares in the table as it appears they have beneficial
        ownership of those shares. Please provide us your analysis as to why this is appropriate,
        citing all authority on which you rely or disclose such ownership in the table in future
        filings.

Certain Relationships and Related Transactions

Related Party Transaction Policy, page 23

5.   We note your disclosure on page 23 of your proxy statement regarding your related party
        transactions policy. In future filings please ensure that each element of Item 404(b) of
        Regulation S-K is addressed in your disclosure. For example, it is unclear from your
        current disclosure what are the standards to be applied pursuant to such policies and
        procedures as required by Item 404(b)(1)(ii).

<u>Related Party Transactions, page 23</u>

6.   In future filings please ensure that your disclosure clearly and fully describes your related party's interest in the transaction as required by Item 404(a) of Regulation S-K. For example, please tell us how you will address in future filings, Messrs. Brook, Dow, Ramamurthy and Urwin's interest in the transaction you described on page 23 of your proxy statement regarding their continued ownership interest in Ringley House LLP and specifically how much each individual received of the 1,950,000 shares issued to the group in fiscal 2008. Also, a discussion of potential future payouts to related parties under this transaction would be appropriate, if applicable.

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis, page 24</u>

<u>Fiscal Year End Bonuses, page 29</u>

7.   We note from your discussion under this heading that you have not disclosed the specific performance elements to be achieved in the "performance domains" such as the "qualitative assessment of their performance," "individual goals" and "their contribution as a member of the company's GMG" in order for your named executive officers to earn their respective fiscal year end bonuses. If compensation decisions were based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used. In future filings, please expand your disclosure to describe specifically how these factors were used to make compensation decisions. To the extent you believe that disclosure of such information, on an historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

<u>Summary Compensation Table, page 35</u>

8.   Please tell us where you have described the shares identified on page 23 of the proxy issued to Mr. Ramamurthy in 2008 in the Summary Compensation Table. If you have not disclosed such compensation, please provide us your analysis of why such disclosure is not required.

9.   Please tell us how you have determined that the 2007 and 2008 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in footnote 2 to the table and your disclosure on page 29 "Fiscal Year End Bonus." Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption "Bonus" (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant